EXHIBIT (a)(2)

October 14, 2008

Re: Kaiser Ventures LLC Offer to Purchase Units at $.90 per Unit without any deduction for transfer costs

Dear Fellow Unitholder:

We are offering to purchase up to 700,000 of our Class A Units at $.90 per Unit, without any deduction for transfer costs. While we had originally planned to offer $1.00 less up to $.10 per Unit in transfer costs, after discussions with the Securities and Exchange Commission and in order to better comply with applicable law, we restructured our offer to make a fixed offer at $.90 per Unit without any deduction for transfer costs. In contrast, the MacKenzie offer of September 26, 2008 deducts those expenses and thus pays an undetermined amount which we expect to be significantly less than $.50 per Unit and could be zero. Accordingly, our offer is for a fixed amount which is significantly higher than even the maximum price MacKenzie will pay.

As we previously told you, your Board of Managers believes that neither the MacKenzie Offer, nor even the much higher Company Offer, represents fair value for your Units. Accordingly, our Board recommends that you REJECT both the MacKenzie Offer and the Company Offer. We are aware that some of our Unitholders may have needs for liquidity, diversification, risk reduction or simplification of tax reporting which cannot be satisfied through other reasonable means. The Company Offer is being made at this time solely to accommodate any Unitholders who may have such a pressing need or desire to liquidate their Units, especially since limitations placed on us to obtain certain significant expected tax benefits means there is currently no public market for the Units. If you must sell, the Company Offer will pay substantially more than the MacKenzie offer, without the uncertainty in the price.

Enclosed with this letter are the Offer to Purchase and the related Letter of Transmittal for the Company Offer.

To accept our offer, please complete the enclosed BLUE Letter of Transmittal and return the completed Letter of Transmittal along with your Unit certificates and any other documents required by the Letter of Transmittal, to the following in the enclosed envelope:

ACS Securities Services, Inc.

3988 North Central Expressway

Building 5, 6th Floor

Dallas, Texas 75204

Telephone: (866) 275-3703

Facsimile: (214) 887-7411

More detailed instructions for returning the Letter of Transmittal are set forth in the Offer to Purchase and Letter of Transmittal.

THE OFFER AND THE WITHDRAWAL RIGHTS RELATED TO OUR OFFER WILL EXPIRE AT 3:00 P.M., PACIFIC TIME, ON FRIDAY, NOVEMBER 14, 2008, UNLESS WE EXTEND THE OFFER (AS SO EXTENDED). We encourage you to act promptly. If the Offer is extended, we will issue a press release.

If you have already tendered your Units in the MacKenzie Offer, and you wish to tender your Units pursuant to our Offer instead, then (i) you or your broker should notify MacKenzie in writing before the expiration of the MacKenzie offer, which is October 30, 2008 (unless otherwise extended by MacKenzie) at MacKenzie’s address listed in the MacKenzie offer, which notice must include your name, the number of Units to be withdrawn and the name in which the Units you tendered to MacKenzie are registered, and (ii) once your Units have been withdrawn from the MacKenzie Offer, you, or your broker, dealer, commercial bank, trust company or other nominee, should complete and submit the Transmittal Letter for this Offer. For your convenience, we have enclosed a PINK form of Notice of Withdrawal.

Please note that this letter is subject in its entirety to the terms and conditions of the Offer, as set forth in the Offer to Purchase. You should carefully read the Offer to Purchase.

Questions or requests for assistance in tendering your Units or requests for additional copies of the Offer to Purchase or the Letter of Transmittal or questions about withdrawing your Units already tendered to MacKenzie in the MacKenzie Offer may be directed to the Depositary at the number set forth below:

ACS Securities Services, Inc.

Telephone: (866) 275-3703

Facsimile: (214) 887-7411

Any other questions you may have concerning the Company Offer may be directed to Kaiser, at the number or email address set forth below:

Kaiser Ventures LLC

Telephone: (909) 483-8500

Facsimile: (909) 944-6605

Email: ir@kaiserventures.com

Sincerely,

/s/ Richard E. Stoddard
Richard E. Stoddard, Chief Executive Officer

Statements in this letter to Unitholders which are not purely historical, including statements regarding Kaiser’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements. Such statements are subject to certain risks, uncertainties, and assumptions. We believe that our assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, or projected. Our business could be affected by a number of other factors, including the risk factors listed from time to time in our reports including, but not limited to, the annual report on Form 10-KSB for the year ended December 31, 2007, and the quarterly reports on Form 10-Q for the quarters-ended March 31, 2008 and June 30, 2008.

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